SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    Form 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 MPS GROUP, INC.
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.

     2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001.



                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of June 2001.

                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                      By: MODIS PROFESSIONAL SERVICES, INC.
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
        Robert P. Crouch, Senior Vice President, Chief Financial Officer,
                      Treasurer & Chief Accounting Officer


                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
    AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

                                TABLE OF CONTENTS

Report of Independent Certified Public Accountants                             3

Financial Statements:

  Statements of Net Assets Available for Benefits as
   of December 31, 2001 and 2000                                               4

  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2001                                        5

Notes to Financial Statements                                                  6

Supplemental Schedules:*

  Schedule of Assets Held for Investment Purposes at End of Year               9

  Schedule of Nonexempt Transactions                                          10


*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Report of Independent Certifified Public Accountants

To the Participants and Administrator
of MPS Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MPS Group, Inc. Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Jacksonville, Florida
June 14, 2002

MPS Group, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000




                                                                                         2001                 2000

Assets

Investments                                                                         $ 125,313,940        $ 125,895,198

Receivables:
    Participant contributions                                                             806,932              990,634
    Employer contribution                                                                 232,218              301,551
                                                                                  -----------------     ----------------
      Total receivables                                                                 1,039,150            1,292,185


Net assets available for benefits                                                   $ 126,353,090        $ 127,187,383
                                                                                  -----------------     ----------------

























The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001


Additions:
  Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                                                            $     632,880
      Other                                                                                                   100,224
                                                                                                      ----------------
                                                                                                              733,104
                                                                                                      ----------------

    Contributions:
      Participants                                                                                         22,972,739
      Employer                                                                                              6,003,995
                                                                                                      ----------------
                                                                                                           28,976,734
                                                                                                      ----------------

      Total additions                                                                                      29,709,838
                                                                                                      ----------------


Deductions:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments                                                          16,048,589
    Benefits paid to participants                                                                          16,583,769
    Other                                                                                                     194,191
                                                                                                      ----------------
      Total deductions                                                                                     32,826,549
                                                                                                      ----------------

      Net increase prior to transfers                                                                      (3,116,711)
      Transfers from merged plans                                                                           2,282,418
                                                                                                      ----------------
      Net decrease                                                                                           (834,293)

Net assets available for benefits:
    Beginning of year                                                                                     127,187,383
                                                                                                      ----------------
    End of year                                                                                         $ 126,353,090
                                                                                                      ----------------





The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.  Description of Plan

The following description of the MPS Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering professional employees of MPS Group, Inc. (the "Company") who have completed at least 375 hours of service in any three consecutive month period or one year of service. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one money market fund, nine mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations.

     Participants Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.5%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

     Payment of Benefits - On termination of service due to death, disability, or retirement, a participant or participant's beneficiary will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Forfeiture Allocation - At December 31, 2001, forfeited nonvested accounts totaled approximately $88,000. These accounts will be used to reduce employer contributions. Also, in 2001, employer contributions were reduced by approximately $1,020,000 from forfeited nonvested accounts.

2.  Summary of Significant Accounting Policies

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices. Shares of mutual funds and the MPS Stock Pool are valued at the net asset value of shares held by the Plan at year-end.

     The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of its investments which consists of the realized gains or losses and the unrealized gains and losses on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.


3.  Investments

     The following presents investments that represent 5% or more of the Plan's assets.

                                                     2001            2000
                                                ---------------  --------------
   Strong Money Market                             $ 14,624,684    $ 10,742,392
   Strong Mutual Funds pooled accounts:
     Government Securities                           13,455,207      10,305,293
     Advisor Common                                  19,271,899      19,690,383
     Growth                                          23,157,909      30,775,473
     Growth and Income                               11,186,130      10,129,065
     Index 500                                       17,039,619      17,708,756
     MultiCap Value                                   9,048,841       8,732,285


     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $16,048,589 as follows:

          Mutual funds                             $(17,153,196)
          MPS Stock Pool                              1,104,607
                                                  --------------
                                                   $(16,048,589)
                                                  --------------

4.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.


5.  Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.  Financial Instruments

     Certain   financial   instruments   potentially   subject   the   Plan   to
     concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.


7.  Related Party Transactions

     Certain Plan investments are shares of mutual fund pooled separate accounts, the MPS Stock Pool Fund, and a money market account managed by Strong Funds. Strong Funds is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Employees can elect to allocate their contributions to the purchase of MPS stock units, via the MPS Stock Pool Fund.


8.  Merger of Subsidiary Plans

     During 2001, the Plan was amended to include the defined contribution plans of two subsidiaries. The following table details the subsidiary, merger date and amounts of assets transferred into the MPS plan.



                            Subsidiary                                 Date                       Amount
--------------------------------------------------------  --------------------------------   -----------------
Diversified Search, Inc. 401(k) Retirement Savings Plan            June 30, 2001                 $  2,000,566
Custom Software Services, Inc. 401(k) Profit Sharing
  Plan and Trust                                                   October 2, 2001                    281,852
                                                                                             -----------------
                                                                                                 $  2,282,418
                                                                                             -----------------



     The assets for the plans of Diversified Search and Custom Software Services are included in investments in the statement of net assets available for benefits as of December 31, 2001 and the changes in those assets, from the date of merger to December 31, 2001 are included in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

     Two subsidiary 401(k) plans are scheduled to convert into the Plan before December 31, 2002.

Supplemental Schedules

MPS Group, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 2001


       Identity of issue,                         Description of investment including
      borrower, lessor or                          maturity date, rate of interest,                                  Current
         similar party                            collateral, par or maturity value                 Cost**            Value
- -------------------------------      ---------------------------------------------------------- -----------   -----------------

*  Strong Funds                         Strong Money Market                                                      $   14,624,684
                                        Strong Mutual Funds:
*  Strong Funds                            Government Securities                                                     13,455,207
*  Strong Funds                            Balanced                                                                   5,036,281
*  Strong Funds                            Advisor Common                                                            19,271,899
*  Strong Funds                            Growth                                                                    23,157,909
*  Strong Funds                            Growth and Income                                                         11,186,130
*  Strong Funds                            Index 500                                                                 17,039,619
*  Strong Funds                            International Stock                                                        4,075,530
*  Strong Funds                            Opportunity                                                                4,445,499
*  Strong Funds                            MultiCap Value                                                             9,048,841
*  Strong Funds                         MPS Stock Pool                                                                2,375,329
*  Participants                         Notes receivable with interest rates
                                           ranging from 5.75% to 10.5%                                                1,597,012
                                                                                                                 ---------------
                                                                                                                 $  125,313,940
                                                                                                                 ---------------

* Party-in-interest as defined by ERISA

** Not applicable as the plan has no nonparticipant-directed accounts.


MPS Group, Inc. Retirement Savings Plan
Schedule of Nonexempt Transactions
For the Year Ended December 31, 2001



                                     Relationship to          Description of transactions
                                    plan, employer or        including maturity date, rate
        Identity of                  other party-in-         of interest, collateral, par        Net (gain) or loss
       Party Involved                   interest                  or maturitity value            on each transaction
-----------------------------    -----------------------    ------------------------------    --------------------------

 MPS Group, Inc.                      Plan Sponsor            Employer segregrated                     $6,471
                                                              employee contributions
                                                              after the 15th business
                                                              day following the end of
                                                              the month in which amounts
                                                              were withheld from
                                                              employee wages. During the
                                                              year, the employer
                                                              funded all earnings
                                                              lost from late
                                                              contributions to the
                                                              respective employee.































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